Exhibit 99.23(P)(4)

Title:        CHICAGO EQUITY PARTNERS CODE OF ETHICS
Section:      GENERAL
Ref. No.:     A-01

Adopted/Revised:         May 1, 2000
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Under the terms of the Investment Advisers Act of 1940, Chicago Equity Partners
LLC (Chicago Equity Partners) has a fiduciary relationship in providing investment management services to its clients. This Code of Ethics shall govern all associates and directors of Chicago Equity Partners.


General Policy

Associates shall conduct themselves with integrity and act ethically in their dealings with clients, the public and fellow associates. All associates will comply with the AIMR Code of Ethics (Exhibit A).


Compliance with Laws and Regulations

Associates shall maintain knowledge of and shall comply with all applicable laws and regulations of any governing agency or self-regulatory organization, and shall comport himself or herself in conformity with standards or conduct promulgated by applicable professional or financial organizations.


Prohibition Against Use of Material Nonpublic Information

Associates shall comply with all government laws and regulations and Chicago Equity Partners' policies and procedures relating to the use and communication of material nonpublic information. Associates shall not trade securities while in possession of, nor communicate, material nonpublic information in breach of a duty, or if the information is misappropriated.

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Responsibility of Management and Associates

Management of Chicago Equity Partners shall establish, maintain and enforce this Code of Ethics and relevant policies and procedures designed to implement the standards hereunder, to prevent the breach of any applicable laws and regulations. Compliance is an individual responsibility. Failure to comply with all rules and regulations will result in penalties up to and including termination.


Investment Management

Associates of Chicago Equity Partners engaged in any facet of investment management of client accounts shall exercise diligence and thoroughness in making investment recommendations, avoiding material misrepresentations, and maintaining records to support the reasonableness of any such actions. Such associates shall deal fairly with all clients in disseminating investment recommendations and taking investment actions.


Priority of Transactions

Associates shall ensure that transactions for clients shall have priority over transactions in securities or other investments in which associates have beneficial interests. Management of Chicago Equity Partners shall take appropriate measures to ensure that all associates abide by the highest ethical standards, in conformity with all applicable government laws and regulations, as well as Chicago Equity Partners' policies and procedures.

Conflicts of Interest

Associates shall make every effort to avoid even the appearance of conflict of interest in the conduct of their duties. Associates of Chicago Equity Partners shall disclose to clients any conflict of interest.

Preservation of Confidentiality

Associates shall preserve the confidentiality of information communicated by the client concerning matters within the scope of the confidential relationship.

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Professional Misconduct


Associates shall not commit any felony or other criminal act that upon conviction materially reflects adversely on his/her honesty or trustworthiness, nor shall he or she engage in conduct involving dishonesty, fraud, deceit or misrepresentation.

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